Acologix, Inc.

3960 Point Eden Way

Hayward, California 94545

(510) 512-7200

August 2, 2007

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Acologix, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-136683)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Acologix, Inc., a Delaware corporation (“Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-136683), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 16, 2006.

Registrant requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The initial public offering would have been a discretionary financing for Registrant and the terms currently obtainable in the public marketplace are not sufficiently attractive to Registrant and its stockholders to warrant proceeding with the public offering at this time. No securities have been sold pursuant to the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Pursuant to Rule 477(c), Registrant advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Acologix, Inc., 3960 Point Eden Way, Hayward, California, 94545, facsimile number (510) 786-1116, with a copy to Registrant’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California, 94304, facsimile number (650) 493-6811, attention Alexander D. Phillips.

If you have any questions with respect to this matter, please contact Mark L. Reinstra or Alexander D. Phillips of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 493-9300.

Sincerely,

ACOLOGIX, INC.

By:	/s/ Yoshinari Kumagai
Yoshinari Kumagai
President and Chief Executive Officer